FUND ACCOUNTING SERVICE AGREEMENT

SCHEDULE A

FUND LISTING

Amerigo Fund
Clermont Fund
Berolina Fund
Liahona Fund
Descartes Fund

This Schedule was amended on September 23, 2005 to add the Berolina Fund, and on December 19, 2005 with respect to the Liahona and Descartes Funds.